

July 18, 2012

Via E-mail
Joseph V. Topper, Jr.
Chief Executive Officer
Lehigh Gas Partners LP
702 West Hamilton Street, Suite 203
Allentown, Pennsylvania 18101

> **Re:** **Lehigh Gas Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 3, 2012**
> **File No. 333-181370**

Dear Mr. Topper:

We have reviewed your amended registration statement and letter dated July 3, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1. We note your response to prior numbered comment two from our letter to you dated June 12, 2012. You stated, in part, that "While the board of directors of our general partner may modify or revoke our Cash Distribution Policy, the amount of the Minimum Quarterly Distribution cannot be amended without the consent of the holders of a majority of our limited partner interests." However, we are unable to locate any

disclosure in the registration statement indicating that such consent is required. Please advise.

2.   Revise the first bullet to clarify that the minimum quarterly distributions must be paid to holders of the common units before distributions are made to holders of the subordinated units to the extent any distributions are made. In the second bullet point, expand the reference to clarify that revocation and, in some circumstances, modification of the cash distribution policy may result in no further distributions being paid.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital, page 58

3.   You state that you "intend to distribute most of our cash available for distribution." Revise to disclose in necessary detail, or provide a cross-reference to, what factors you will consider in determining how much to distribute and to list the types of revisions to the cash distribution policy that could impact the amounts to be distributed. Also clarify that your stated "intention" in that regard is subject to change at any time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89

4.   We note your discussions of gross profit and margin per gallon as part of the analysis of your operating results. It does not appear that "gross profit" is presented on the face of your statements of operations. Please disclose how you calculate gross profit (e.g., consistent with the GAAP definition of gross margin which is the excess of revenues over costs of revenues). Please note the guidance per SAB Topic 11B regarding the exclusion of depreciation and amortization expense from cost of sales. It does not appear that the presentation of a measure of income before depreciation is appropriate.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, pages F-4 and F-5

5.   Please revise to provide pro forma earnings per partnership unit information or tell us why this type of disclosure is not deemed to be necessary. Refer to Rule 11-02(b)(7) of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page F-6

6.   It appears that a number of pro forma adjustments are not consistently reflected in your pro forma condensed combined statements of operations for each period presented. Please revise your disclosure to clearly explain the impact of these adjustments on different periods. For example, please refer to pro forma adjustments (o), (p), (t), and (u).

7.   We note pro forma adjustment (g) relates to marginally performing assets that are not being contributed to you. Please revise to include an explanation of the impact of this adjustment to your pro forma statements of operations.

8.   We note pro forma adjustment (r) reflects the elimination of operating expenses, depreciation and amortization, and selling, general and administrative expenses for marginally performing assets not being contributed to you. Please revise to disclose the pro forma balance sheet adjustment related to these assets.

9.   We note pro forma adjustment (x) relates to wholesale distribution revenue resulting from entering into a 15-year supply agreement with Lehigh Gas – Ohio, LLC and the elimination of marginally performing assets not being contributed to you. However, it appears that the related pro forma adjustment is to costs of revenues from fuel sales to affiliates for the year ended December 31, 2011. Please advise.

Financial Statements of Lehigh Gas Entities (Predecessor)

Combined Statements of Operations, page F-39

10.   We note your response to comment 23 in our letter dated June 12, 2012. Your response states that the misstatement related to up-front payments from certain lessees should be corrected even though you have concluded that your prior year financial statements were not materially misstated. Please provide us with additional detail explaining your plans to correct this error as part of the contribution transaction. Please note that we may have further comments regarding the materiality analysis provided with your response.

Notes to the Combined Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-12

General

11.   We note your response to comment 27 in our letter dated June 12, 2012. Please revise to provide footnote disclosure similar to the information provided in your response regarding the allocation of expense from Lehigh Gas Corporation as part of the footnotes to your financial statements. Your revised disclosure should include a statement, if true, that management believes that the method of expense allocation used is reasonable. Refer to SAB Topic 1B1.

Exhibits

12.   Please provide us with your basis for not filing as exhibits the purchase agreements referenced in the second bullet at page 6.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Chad J. Rubin
       Duane Morris LLP